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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Ashford Hospitality Trust, Inc.

(Name of Issuer)

7.375% Series F Cumulative Preferred Stock, par value $0.01 per share

7.375% Series G Cumulative Preferred Stock, par value $0.01 per share

7.50% Series H Cumulative Preferred Stock, par value $0.01 per share

7.50% Series I Cumulative Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

044103604

044103703

044103802

044103885

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

STEVE WOLOSKY, ESQ.,

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,902 shares of Series F Preferred Stock 59,252 shares of Series G Preferred Stock 31,842 shares of Series H Preferred Stock 578 shares of Series I Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,902 shares of Series F Preferred Stock 59,252 shares of Series G Preferred Stock 31,842 shares of Series H Preferred Stock 578 shares of Series I Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,902 shares of Series F Preferred Stock 59,252 shares of Series G Preferred Stock 31,842 shares of Series H Preferred Stock 578 shares of Series I Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series F Preferred Stock

1.3% of the outstanding shares of Series G Preferred Stock

1.1% of the outstanding shares of Series H Preferred Stock

Less than 1% of the outstanding shares of Series I Preferred Stock

14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,000 shares of Series G Preferred Stock 12,000 shares of Series I Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,000 shares of Series G Preferred Stock 12,000 shares of Series I Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000 shares of Series G Preferred Stock 12,000 shares of Series I Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Series G Preferred Stock Less than 1% of the outstanding shares of Series I Preferred Stock
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		143,262 shares of Series F Preferred Stock 212,820 shares of Series G Preferred Stock 188,116 shares of Series H Preferred Stock 179,457 shares of Series I Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

143,262 shares of Series F Preferred Stock 212,820 shares of Series G Preferred Stock 188,116 shares of Series H Preferred Stock 179,457 shares of Series I Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,262 shares of Series F Preferred Stock 212,820 shares of Series G Preferred Stock 188,116 shares of Series H Preferred Stock 179,457 shares of Series I Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7% of the outstanding shares of Series F Preferred Stock

4.7% of the outstanding shares of Series G Preferred Stock

6.8% of the outstanding shares of Series H Preferred Stock

5.1% of the outstanding shares of Series I Preferred Stock

14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,902 shares of Series F Preferred Stock 59,252 shares of Series G Preferred Stock 31,842 shares of Series H Preferred Stock 578 shares of Series I Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,902 shares of Series F Preferred Stock 59,252 shares of Series G Preferred Stock 31,842 shares of Series H Preferred Stock 578 shares of Series I Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,902 shares of Series F Preferred Stock 59,252 shares of Series G Preferred Stock 31,842 shares of Series H Preferred Stock 578 shares of Series I Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series F Preferred Stock

1.3% of the outstanding shares of Series G Preferred Stock

1.1% of the outstanding shares of Series H Preferred Stock

Less than 1% of the outstanding shares of Series I Preferred Stock

14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,902 shares of Series F Preferred Stock 59,252 shares of Series G Preferred Stock 31,842 shares of Series H Preferred Stock 578 shares of Series I Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,902 shares of Series F Preferred Stock 59,252 shares of Series G Preferred Stock 31,842 shares of Series H Preferred Stock 578 shares of Series I Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,902 shares of Series F Preferred Stock 59,252 shares of Series G Preferred Stock 31,842 shares of Series H Preferred Stock 578 shares of Series I Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series F Preferred Stock

1.3% of the outstanding shares of Series G Preferred Stock

1.1% of the outstanding shares of Series H Preferred Stock

Less than 1% of the outstanding shares of Series I Preferred Stock

14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		143,262 shares of Series F Preferred Stock 224,820 shares of Series G Preferred Stock 188,116 shares of Series H Preferred Stock 191,457 shares of Series I Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

143,262 shares of Series F Preferred Stock 224,820 shares of Series G Preferred Stock 188,116 shares of Series H Preferred Stock 191,457 shares of Series I Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,262 shares of Series F Preferred Stock 224,820 shares of Series G Preferred Stock 188,116 shares of Series H Preferred Stock 191,457 shares of Series I Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7% of the outstanding shares of Series F Preferred Stock

5.0% of the outstanding shares of Series G Preferred Stock

6.8% of the outstanding shares of Series H Preferred Stock

5.4% of the outstanding shares of Series I Preferred Stock

14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		180,164 shares of Series F Preferred Stock 284,072 shares of Series G Preferred Stock 219,958 shares of Series H Preferred Stock 192,035 shares of Series I Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

180,164 shares of Series F Preferred Stock 284,072 shares of Series G Preferred Stock 219,958 shares of Series H Preferred Stock 192,035 shares of Series I Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

180,164 shares of Series F Preferred Stock 284,072 shares of Series G Preferred Stock 219,958 shares of Series H Preferred Stock 192,035 shares of Series I Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9% of the outstanding shares of Series F Preferred Stock

6.3% of the outstanding shares of Series G Preferred Stock

7.9% of the outstanding shares of Series H Preferred Stock

5.4% of the outstanding shares of Series I Preferred Stock

14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		190,164 shares of Series F Preferred Stock 312,572 shares of Series G Preferred Stock 234,958 shares of Series H Preferred Stock 194,535 shares of Series I Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

190,164 shares of Series F Preferred Stock 312,572 shares of Series G Preferred Stock 234,958 shares of Series H Preferred Stock 194,535 shares of Series I Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,164 shares of Series F Preferred Stock 312,572 shares of Series G Preferred Stock 234,958 shares of Series H Preferred Stock 194,535 shares of Series I Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2% of the outstanding shares of Series F Preferred Stock

6.9% of the outstanding shares of Series G Preferred Stock

8.5% of the outstanding shares of Series H Preferred Stock

5.5% of the outstanding shares of Series I Preferred Stock

14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

Richard Burns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

Shannon M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

William C. Miller, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

1	NAME OF REPORTING PERSON

Roderick W. Newton II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 044103604

CUSIP No. 044103703

CUSIP No. 044103802

CUSIP No. 044103885

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the following securities (collectively, the “Securities”) of Ashford Hospitality Trust, Inc., a Maryland corporation (the “Issuer”):

(a)	7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”);

(b)	7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”);

(c)	7.50% Series H Cumulative Preferred Stock, par value $0.01 per share, (the “Series H Preferred Stock”); and

(d)	7.50% Series I Cumulative Preferred Stock, par value $0.01 per share, (the “Series I Preferred Stock”).

The address of the principal executive offices of the Issuer is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

14

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CUSIP No. 044103885

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Cygnus Opportunity Fund, LLC, a Delaware limited liability company (“Cygnus Opportunity”), with respect to the Securities owned directly by it;
(ii)	Cygnus Property Fund IV, LLC, a Delaware limited liability company (“Cygnus IV”), with respect to the Securities owned directly by it;
(iii)	Cygnus Property Fund V, LLC, a Delaware limited liability company (“Cygnus V”), with respect to the Securities owned directly by it
(iv)	Cygnus Capital Advisers, LLC, a Wyoming limited liability company (“Cygnus Capital”), as the investment adviser of Cygnus Opportunity;
(v)	Cygnus General Partners, LLC, a Wyoming limited liability company (“Cygnus GP”), as the managing member of Cygnus Opportunity;
(vi)	Cygnus Capital Real Estate Advisors II, LLC, a Wyoming limited liability company (“Cygnus Property GP”), as the general partner and investment advisor of each of Cygnus IV and Cygnus V;
(vii)	Cygnus Capital, Inc., a Wyoming corporation (“Cygnus”), as the managing member of each of Cygnus Capital, Cygnus GP and Cygnus Property GP;
(viii)	Christopher Swann, with respect to the Securities owned directly by him, as the President and CEO of Cygnus, and as a nominee for the Board of Directors of the Issuer (the “Board”);
(ix)	Richard Burns, as a nominee for the Board;
(x)	Shannon M. Johnson, as a nominee for the Board;
(xi)	William C. Miller, Jr., as a nominee for the Board; ; and
(xii)	Roderick W. Newton II, as a nominee for the Board.

15

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CUSIP No. 044103802

CUSIP No. 044103885

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A to the Schedule 13D is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Cygnus. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each of Cygnus Opportunity, Cygnus IV, Cygnus V, Cygnus Capital, Cygnus GP, Cygnus Property GP, Cygnus, and Mr. Swann is 3060 Peachtree Road NW, Suite 1080, Atlanta, Georgia 30305. The principal business address of Mr. Burns is 14395 S Caddis Court, Jackson, WY 83001. The principal business address of Ms. Johnson is 319 Huron St., Decatur, GA, 30030. The principal business address of Mr. Miller is c/o CRH Healthcare, LLC, 2675 Paces Ferry Rd. SE, Suite 200, Atlanta, GA 30339. The principal business address of Mr. Newton is 200 S. College St., Suite 1520, Charlotte, NC 28202.

(c)       The principal business of each of Cygnus Opportunity, Cygnus IV and Cygnus V is investing in securities. The principal business of Cygnus Capital is serving as the investment adviser to Cygnus Opportunity. The principal business of Cygnus GP is serving as the general partner of Cygnus Opportunity. The principal business of Cygnus Property GP is serving as the general partner and investment adviser to each of Cygnus IV and Cygnus V. The principal business of Cygnus is serving as the managing member of each of Cygnus Capital, Cygnus GP and Cygnus Property GP. The principal occupation of Mr. Swann is serving as the President and CEO of Cygnus. Mr. Burns is retired. Ms. Johnson is currently managing her personal investments and previously served as Group President of Financial Institutions for Cardlytics, Inc. The principal occupation of Mr. Miller is serving as Chief Executive Officer of CRH Healthcare, LLC. The principal occupation of Mr. Newton is serving as Partner at Resort Capital Partners, LLC.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Swann, Burns, Miller, and Newton and Ms. Johnson are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

16

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Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Securities purchased by each of Cygnus Opportunity, Cygnus IV and Cygnus V were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 36,902 shares of Series F Preferred Stock, 59,252 shares of Series G Preferred Stock, 31,842 shares of Series H Preferred Stock, and 578 shares of Series I Preferred Stock beneficially owned by Cygnus Opportunity is approximately $237,371, $403,088, $214,333, and $7,018, respectively, excluding brokerage commissions. The aggregate purchase price of the 12,000 shares of Series G Preferred Stock and 12,000 shares of Series I Preferred Stock beneficially owned by Cygnus IV is approximately $70,352 and $72,537, respectively, excluding brokerage commissions. The aggregate purchase price of the 143,262 shares of Series F Preferred Stock, 212,820 shares of Series G Preferred Stock, 188,116 shares of Series H Preferred Stock, and 179,457 shares of Series I Preferred Stock beneficially owned by Cygnus V is approximately $875,392, $1,494,541, $986,889, and $1,066,674, respectively, excluding brokerage commissions.

The Securities purchased by Mr. Swann personally, including Securities held in an IRA Account in Mr. Swann’s name, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 10,000 shares of Series F Preferred Stock, 28,500 shares of Series G Preferred Stock, including 11,000 shares held by members of his immediately family which he may be deemed to beneficially own, 15,000 shares of Series H Preferred Stock, and 2,500 shares of Series I Preferred Stock beneficially owned by Mr. Swann is approximately $43,956, $231.643, $67,118, and $33,758, respectively, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 31, 2020, Mr. Swann (together with his affiliates, the “Cygnus Group”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of highly qualified director candidates, including Richard Burns, Shannon M. Johnson, William C. Miller, Jr., Roderick W. Newton II, and himself (collectively, the “Nominees”), for election to the Board at the Issuer’s 2021 annual meeting of shareholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Reporting Persons believe the Nominees have the necessary backgrounds in real estate, finance, strategic transactions, turnarounds and corporate governance to maximize value for all shareholders of the Issuer.

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Richard Burns is a retired business executive who enjoyed a long and successful career in telecommunications as an executive officer at Bellsouth Corporation and subsequently AT&T Inc. (NYSE:T). Mr. Burns has extensive board experience with both public and private companies, including four successful publicly listed special purpose acquisition companies (SPACs) between 2013 and 2020 with Hennessey Capital I, II, III and IV, that brought four diverse companies to the public market, including: Bluebird Bus Inc. (NASDAQ:BLBD), the preeminent school bus manufacturer in the United States; Daseke Trucking Inc. (NASDAQ:DSKE), the largest flatbed and specialized trucking logistics company in North America; NRC Group Holdings LLC, a global provider of environmental services subsequently acquired by US Ecology Inc. (NASDAQ:ECOL), and most recently Canoo Inc. (NASDAQ:EVGO), an innovative electric vehicle design and manufacturing company which went public in December 2020. In all four iterations of Hennessy Capital, Mr. Burns was a founding investor and served on each of the SPACs’ Board of Directors and Audit Committee. Mr. Burns’ professional experience also includes his service on both the Governance and Compensation Committee of Georgia’s Own Credit Union, a community based consumer retail and business banking enterprise, since 2000. From 2010 to 2016, he served as a director to Unison Site Management LLC, a private equity company specializing in investing in cell site real estate and lease acquisition. From 2012 to 2013, he served as a director to Duraline LLC, a manufacturer of highdensity polyethylene products, including as Chair of the Compensation Committee. In addition, from 2011 to 2013, Mr. Burns served as a director to PowerWave Technologies, Inc. (NASDAQ:PWAV), a telecommunications provider. From 2008 to 2014, Mr. Burns served as a Senior Advisor for McKinsey & Co., a management consulting firm. From 2006 to 2008, Mr. Burns served as President of Network Services for AT&T Inc.’s wireless network and mobility division. From 2004 to 2006, Mr. Burns concurrently served as Chief Supply Chain Officer and Chief Integration Officer of Broadband Transformation for BellSouth Corporation. Prior to 2004, Mr. Burns held other positions at BellSouth Corporation, including Chief Supply Chain Officer and President of BellSouth’s broadband and internet division. Mr. Burns holds a Bachelor of Science and Masters Degree in Mechanical Engineering from the University of Louisville and a Masters in Business Administration from Vanderbilt University.

Shannon M. Johnson previously served as Group President of Financial Institutions for Cardlytics, Inc. (NASDAQ:CDLX), a digital advertising platform company, from February 2018 to May 2020. Prior to that, Ms. Johnson held multiple leadership roles at SunTrust Banks, Inc., an American bank and now subsidiary of Truist Financial Corporation (NYSE:TFC), a bank holding company, including Senior Vice President, Head of Consumer Direct Lending Solutions, from March 2017 to February 2018, and Senior Vice President, Head of Consumer Deposits & Payments, from May 2013 to March 2017. Previously, Ms. Johnson served as Executive Vice President of Consumer Checking and Rewards for PNC Financial Services Group, Inc. (NYSE:PNC), an American bank (“PNC”), from 2011 to 2013, and as Executive Vice President of Customer Programs, from 2009 to 2011. Prior to that, Ms. Johnson served in a number of leadership roles at National City Corporation, a regional bank holding company that was acquired by PNC, including Senior Vice President of Business Banking Strategy & Specialty Sales, from 2008 to 2009, Senior Vice President of Customer Experience, from 2006 to 2008, Senior Vice President of Retail Marketing, from 2003 to 2006, and Senior Vice President of Retail Strategy, from 2002 to 2003. Earlier in her career, Ms. Johnson served as Associate and then Engagement Manager at McKinsey & Company, a management consulting firm, from 1998 to 2002. Ms. Johnson received her Bachelor of Arts in Chemistry and Environmental Studies from the University of Pennsylvania and her Masters of Business Administration from The Wharton School at the University of Pennsylvania.

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William C. Miller, Jr. has served as Chief Executive Officer of CRH Healthcare LLC, a leading operator of urgent care centers, since co-founding the company in August 2012. Previously, Mr. Miller served as an operating partner and Managing Director at Arcapita Inc. (“Arcapita”), a middle-market, global private equity firm, where he worked with management teams on strategic, operational, and performance issues across multiple industries, from 2006 to 2012. His professional experience at Arcapita included service on the board of directors of a number of leading companies including: J. Jill, Inc. (NYSE:JILL), a retailer of women's apparel, accessories and footwear, from 2011 to 2012 when he also served as Chairman; Tensar Corporation, a manufacturer and supplier of site development solutions, from 2008 to 2012; Bijoux Terner LLC, a global supplier of fashion accessories, from 2007 to 2012; Southland Log Homes LLC, a leading log home manufacturer, from 2006 to 2012; and Yakima Products Inc., a sports rack manufacturer, from 2006 to 2009. Prior to that, Mr. Miller served as President and Chief Operating Officer of BrightHouse, LLC, a strategic branding and marketing services firm, from 2002 to 2005. Earlier in his career, Mr. Miller served as President of Cogent Technology, an enterprise software start-up company which he co-founded, from 2001 to 2002. Prior to that, Mr. Miller served as a consultant at the Boston Consulting Group, Inc., a global management consulting firm, from 1997 to 2000. Previously, Mr. Miller served in the U.S. Navy as a Nuclear Submarine Officer, from 1988 to 1995. Mr. Miller received a Degree in Systems Engineering from the U.S. Naval Academy and received a Masters in Business Administration from the Harvard Business School, where he graduated with Distinction.

Roderick W. Newton II currently has served as Partner at Resort Capital Partners, LLC, a real estate investment advisory firm focused on the resort and hospitality industries in select markets, since founding the firm in June 2009. Previously, Mr. Newton served in a number of roles at Wachovia Capital Markets LLC, an investment banking company and a subsidiary of Wachovia Corporation (formerly NYSE:WB), which was acquired by Wells Fargo & Company (NYSE: WFC)), including serving as a Director and subsequently Managing Director, from 2003 to 2009. Prior to that, Mr. Newton served as a Vice President at First Union Corporation (formerly NYSE: FTU), a bank holding company, from 1999 to 2002. Mr. Newton received a Bachelor of Science in Economics from The Wharton School at the University of Pennsylvania and he received his Masters in Business Administration from the University of Chicago.

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Christopher Swann has served as President and Chief Executive Officer of Cygnus Capital, Inc. (“Cygnus”), a real estate and alternative asset investment management company, since 2013. Cygnus has successfully raised and deployed investment funds since 2011 that have focused exclusively on restructuring distressed commercial real estate and real estate backed debt. Cygnus has extensive capabilities in restructuring across multiple disciplines, including balance sheet, asset management, operations, construction, entitlements and property management. Previously, Mr. Swann served at SAC Capital Advisors LP, an investment management company, where he served as a Portfolio Manager, from 2008 to 2013. Prior to that, Mr. Swann served in a number of roles at GMT Capital Corporation, an investment management company, including serving as a senior analyst and then as a portfolio manager overseeing investments in technology companies as well as building out the firm’s investments in Asia, including establishing its Hong Kong office. Prior to that, Mr. Swann co-founded two software companies and also worked as an Associate at McKinsey & Co. in the Business Technology practices in Atlanta, GA and Germany. Earlier in his career, prior to businesses school, Mr. Swann served in senior marketing and sales positions in Germany and Russia for Millicom International Cellular SA (NASDAQ:TIGO), an international telecommunications and media company, and for a division of Merck & Co., Inc. (NYSE:MRK), a multinational pharmaceutical company. Mr. Swann received a Bachelor of Arts Degree in Political Science and Public Policy from Duke University and he received a dual Masters in Business Administration and Masters of Arts in International Studies degree from The Wharton School of Business at the University of Pennsylvania.

On January 5, 2021, the Reporting Persons issued a press release and public letter (the “Press Release”) to shareholders of the Issuer disclosing that the Reporting Persons have submitted a notice of shareholder nomination of the Nominees for election to the Board at the Annual Meeting, the reasons why the Reporting Persons felt compelled to nominate the Nominees, and the reasons why the Nominees will help to generate value for all shareholders of the Issuer. The foregoing description of the Press Release does not purport to be complete and is qualified in its entirety by reference to the Press Release, a copy of the full text of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)(b)       See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Securities, and percentage of the outstanding Securities, beneficially owned by each of the Reporting Persons, respectively. See rows (7) through (10) of the cover page to this Schedule 13D for the number of Securities as to which the Reporting Persons have the sole or shared power to vote or direct the vote of and sole or shared power to dispose or to direct the disposition of.

The aggregate percentage of Securities reported owned by each Reporting Person is based upon (i) 3,045,262 shares of Series F Preferred Stock outstanding, (ii) 4,537,187 shares of Series G Preferred Stock outstanding, (iii) 2,770,974 shares of Series H Preferred Stock outstanding, and (iv) 3,542,253 shares of Series I Preferred Stock outstanding as of December 7, 2020, as set forth on the Issuer’s Registration Statement on Form S-11/A filed with the Securities and Exchange Commission on December 21, 2020.

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(c)       The transactions in the Securities during the past 60 days by certain of the Reporting Persons are set forth on Schedule B attached hereto and are incorporated herein by reference. None of Messrs. Burns, Miller, and Newton or Ms. Johnson have entered into any transactions in the Securities during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 30, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies for the election of the Nominees at the Annual Meeting (the “Solicitation”), (c) the Nominees would not execute any transactions in securities of the Issuer without the prior written consent of Cygnus, and (d) Cygnus would bear all expenses incurred in connection with the Cygnus Group’s activities. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Cygnus has agreed to indemnify each of Messrs. Burns, Miller, and Newton and Ms. Johnson against any and all claims of any nature arising from the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

As of the close of business on January 4, 2021, the Reporting Persons owned in the aggregate 1,588,998 shares of Common Stock, including 40,000 shares of Common Stock underlying certain call options (representing less than 5% of the outstanding shares of Common Stock) and 83,886 shares of the Issuer’s Series D Preferred Stock (representing less than 5% of the outstanding shares of Series D Preferred Stock).

Each of the Nominees, other than Mr. Swann, have executed limited powers of attorney in favor of Mr. Swann (the "Powers of Attorney") to facilitate, among other things, (i) the Nominees' participation in a group with respect to the securities of the Issuer beneficially owned in the aggregate by the Reporting Persons and (ii) the election of the Nominees at the Annual Meeting. The foregoing description of the Powers of Attorney does not purport to be complete and is qualified in its entirety by reference to the Powers of Attorney, which are attached hereto as Exhibit 99.3 and are incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1       Joint Filing and Solicitation Agreement by and among Cygnus Opportunity Fund, LLC, Cygnus Property Fund IV, LLC, Cygnus Property Fund V, LLC, Cygnus Capital Advisers, LLC, Cygnus General Partners, LLC, Cygnus Capital Real Estate Advisors II, LLC, Cygnus Capital, Inc., Christopher Swann, Richard Burns, Shannon M. Johnson, William C. Miller, Jr., and Roderick W. Newton II, dated December 30, 2020.

99.2       Form of Indemnification Letter Agreement.

99.3       Powers of Attorney.

99.4       The Press Release, dated January 5, 2021.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2021

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

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Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

/s/ Christopher Swann
Name:	Christopher Swann
Title:	President and CEO

/s/ Christopher Swann
Christopher Swann Individually and as attorney-in-fact for Richard Burns, Shannon M. Johnson, William C. Miller, Jr., and Roderick W. Newton II

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SCHEDULE B

Transactions in the Securities During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

Cygnus Opportunity Fund, LLC

Purchase of Series G Preferred Stock	6,000	7.7504	11/16/2020
Purchase of Series G Preferred Stock	5,000	9.7800	11/23/2020
Purchase of Series G Preferred Stock	300	15.2967	12/14/2020
Purchase of Series I Preferred Stock	400	15.3325	12/14/2020

Cygnus Property Fund V, LLC

Purchase of Series F Preferred Stock	3,262	5.9290	11/06/2020
Purchase of Series F Preferred Stock	1,738	5.9753	11/06/2020
Purchase of Series G Preferred Stock	1,906	5.8979	11/06/2020
Purchase of Series G Preferred Stock	4,094	5.9569	11/06/2020
Purchase of Series G Preferred Stock	3,163	5.9100	11/06/2020
Purchase of Series F Preferred Stock	5,000	7.4000	11/09/2020
Purchase of Series G Preferred Stock	1,500	7.0833	11/09/2020
Purchase of Series G Preferred Stock	400	7.1400	11/09/2020
Purchase of Series G Preferred Stock	2,006	7.8391	11/09/2020
Purchase of Series G Preferred Stock	2,650	7.9960	11/09/2020
Purchase of Series H Preferred Stock	2,501	6.6800	11/09/2020
Purchase of Series I Preferred Stock	4,430	6.8000	11/09/2020
Purchase of Series I Preferred Stock	5,289	8.1379	11/09/2020
Purchase of Series H Preferred Stock	3,654	7.5000	11/10/2020
Purchase of Series H Preferred Stock	1,346	8.0500	11/10/2020
Purchase of Series G Preferred Stock	35,000	7.9000	11/16/2020
Purchase of Series G Preferred Stock	25,000	7.8965	11/16/2020
Purchase of Series G Preferred Stock	10,000	7.8987	11/16/2020
Purchase of Series G Preferred Stock	9,000	7.8986	11/16/2020
Purchase of Series G Preferred Stock	797	7.7500	11/16/2020
Purchase of Series G Preferred Stock	8,203	7.7500	11/16/2020
Purchase of Series F Preferred Stock	3,700	8.7451	11/18/2020
Purchase of Series F Preferred Stock	10,000	8.7800	11/18/2020
Purchase of Series H Preferred Stock	2,644	8.8155	11/18/2020
Purchase of Series H Preferred Stock	1,000	9.7500	11/30/2020
Purchase of Series F Preferred Stock	2,200	9.8314	12/03/2020
Purchase of Series F Preferred Stock	2,100	10.6233	12/04/2020
Purchase of Series H Preferred Stock	1,100	10.4709	12/07/2020
Purchase of Series F Preferred Stock	2,000	12.5965	12/08/2020
Purchase of Series I Preferred Stock	1,000	12.2540	12/08/2020
Purchase of Series G Preferred Stock	1,000	15.3589	12/11/2020
Purchase of Series G Preferred Stock	500	14.4660	12/15/2020
Purchase of Series G Preferred Stock	792	15.2294	12/15/2020
Purchase of Series I Preferred Stock	2,100	14.9985	12/15/2020
Purchase of Series I Preferred Stock	500	14.7700	12/15/2020
Purchase of Series G Preferred Stock	200	14.7100	12/16/2020
Purchase of Series G Preferred Stock	2,100	14.9477	12/16/2020
Purchase of Series I Preferred Stock	1,000	14.6720	12/16/2020
Purchase of Series I Preferred Stock	3,000	14.8400	12/16/2020
Purchase of Series G Preferred Stock	700	15.0629	12/21/2020
Purchase of Series G Preferred Stock	1,200	15.0742	12/21/2020
Purchase of Series I Preferred Stock	300	14.9367	12/21/2020
Purchase of Series F Preferred Stock	2,100	12.9767	12/22/2020
Purchase of Series F Preferred Stock	2,100	12.6100	12/22/2020
Purchase of Series G Preferred Stock	2,100	13.0944	12/22/2020
Purchase of Series I Preferred Stock	2,100	13.0459	12/22/2020
Purchase of Series I Preferred Stock	2,100	13.1357	12/22/2020
Purchase of Series G Preferred Stock	4,000	13.0480	12/23/2020
Purchase of Series I Preferred Stock	4,000	12.5340	12/23/2020
Purchase of Series I Preferred Stock	1,500	11.4772	12/23/2020

Christopher Swann

Purchase of Series G Preferred Stock (1)	2,000	8.2400	11/17/2020
Purchase of Series G Preferred Stock (1)	11	15.5200	12/15/2020
Purchase of Series G Preferred Stock (1)	300	15.5100	12/15/2020
Purchase of Series G Preferred Stock (1)	1,400	15.4900	12/15/2020
Purchase of Series G Preferred Stock (1)	189	15.5400	12/15/2020
Purchase of Series G Preferred Stock (1)	600	15.4600	12/15/2020
Purchase of Series G Preferred Stock	40	15.7700	12/18/2020
Purchase of Series G Preferred Stock	100	15.5500	12/18/2020
Purchase of Series G Preferred Stock	200	15.7200	12/18/2020
Purchase of Series G Preferred Stock	660	15.5700	12/18/2020
Purchase of Series G Preferred Stock	1,500	15.7000	12/18/2020
Purchase of Series I Preferred Stock	200	13.5300	12/22/2020
Purchase of Series I Preferred Stock	300	13.5400	12/22/2020
Purchase of Series I Preferred Stock	2,000	13.5000	12/22/2020
Purchase of Series G Preferred Stock (1)	1,000	13.5300	12/22/2020
Purchase of Series G Preferred Stock (1)	100	13.2100	12/23/2020
Purchase of Series G Preferred Stock (1)	1,631	13.2700	12/23/2020
Purchase of Series G Preferred Stock (1)	769	13.2100	12/23/2020

_________________________________________

(1)	Represents a transaction executed in an account held by Mr. Swann's spouse.